INVESTORS CAPITAL HOLDINGS, LTD.
401(K) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 1

Statements of Net Assets Available for Plan Benefits	Page 2

Statement of Changes in Net Assets Available for Plan Benefits	Page 3

Notes to Financial Statements	Page 4

Schedule H, Line 4i Supplemental Schedule of Assets Held for Investment Purposes at End of Year	Page 11

Signatures	Page 13

Consent of Independent Registered Public Accounting Firm	Page 14

To the Plan Administrator
Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan
Lynnfield, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net asset available for plan benefits of Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Investors Capital Holdings, Ltd. 401(k) as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP

Tewksbury, Massachusetts

June 28, 2010

Statements of Net Assets Available for Plan Benefits	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

December 31	2009	2008

Assets

Cash and Equivalents	$ 52,423	$ 23,312
Participant Directed Investments at Fair Value	1,585,401	1,265,846
Non-Participant Directed Plan Interest in Investors Capital Holdings, Ltd.
Common Stock	353,287	534,963
Loans to Participants	25,566	12,415
Total Investments	2,016,677	1,836,536

Contributions Receivable:
Participant	-	8,345
Plan Sponsor	-	6,136
Total Contributions Receivable	-	14,481

Total Assets	2,016,677	1,851,017

Liabilities

Other Liabilities	-	1,406
Excess Contributions Payable	-	37,637
Total Liabilities	-	39,043

Net Assets Available for Plan Benefits	$ 2,016,677	$ 1,811,974

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets	Investors Capital Holdings, Ltd.
Available for Plan Benefits	401(k) Profit Sharing Plan

For the Year Ended December 31	2009

Additions to Net Assets:
Participant Contributions	$ 280,075
Net Appreciation in Fair Value of Investments	102,871
Interest Income	776
Total Additions	383,722

Deductions from Net Assets:
Distributions to Participants	178,269
Administrative Expenses	750
Total Deductions	179,019

Net Increase in Net Assets Available for Plan Benefits	204,703

Net Assets Available for Plan Benefits, Beginning of Year	1,811,974

Net Assets Available for Plan Benefits, End of Year	$ 2,016,677

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

1. Description of the Plan:

The following description of Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more complete information regarding the terms of the Plan.

General: The Plan is a defined contribution plan covering all eligible employees of Investors Capital Holdings, LTD and Investors Capital Corporation (collectively referred to as the “Plan Sponsors”). The Plan was established on January 1, 1998, and was amended and restated on January 1, 2009 to provide a systematic savings plan for eligible employees (the “Participants”). Employees become eligible for participation in the Plan upon attaining 18 years of age and completion of three months of service or 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Sponsors have appointed an investment trustee and custodian, Sterling Trust Company (the “trustee" or “Sterling”), to hold the Plan’s assets, execute investment transactions, and administer the Participants' accounts.

Contributions: The Plan provides for employee pre-tax contributions. Participants may contribute up to 100% of their pre-tax compensation, subject to limitations under federal law. Rollover contributions from other qualified plans are allowed, with the approval of the Plan Administrator. The Plan provides that Participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make a catch-up contribution of $5,000 in 2009.

The Plan Sponsors may, at their discretion, make matching or profit sharing contributions to the Plan in amounts determined by the Board of Directors of the Plan Sponsors. For the year ended December 31, 2009, the Board of Directors elected not to make matching or profit sharing contributions.

Participant Accounts: Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Plan Sponsors‘ contributions and (b) Plan earnings or losses, and (c) charged with an allocation of administrative expenses, if any. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting: Participants are immediately vested 100% in their contributions plus actual earnings thereon. Participants are 100% vested in the Plan Sponsors' contributions and the actual earnings thereon after completion of six years of credited service.

Participant Loans: Eligible Participants may borrow from their Plan accounts in amounts attributable to the Participant’s vested balance, for a maximum term of five years. If the loan is for the purchase of a principal residence, the term of the loan may be extended. A Participant may borrow a maximum of 50% of his or her eligible balance up to $50,000, reduced by the excess of the highest outstanding loan amount during the immediately preceding twelve-month period over the total outstanding loan balance on the date of the new loan. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The loan balance is secured by the Participant’s account and the interest rate is fixed at the inception of the loan in an amount equal to the prevailing interest rate charged by commercial lending institutions for loans of a similar nature. The interest rates charged on loans outstanding as of December 31, 2009, range from 4.25% to 9.25%, per annum, and the loans mature on various dates through August 2014.

Benefits and Withdrawals: The Plan requires benefits to be paid in the form of one lump-sum cash payment unless an election to receive an annuity is made. Upon termination of service due to death, disability or retirement, a Participant may elect to receive the full value of their Plan account. There is no limit to the minimum funds required in order for a Participant to elect to maintain the account after separation from the Plan Sponsors.

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

1. Description of the Plan (Continued):

Hardship withdrawals are allowed under the provisions of the Plan and cannot exceed the amount required to meet the immediate financial need created by the hardship. The Participants will be suspended from making contributions for six months after the hardship withdrawal.

Forfeited Accounts: Forfeited amounts related to Plan Sponsors' discretionary and non-discretionary matching contributions are used to reduce future Plan Sponsors‘ contributions. During the year ended December 31, 2009, the Plan Sponsors did not use any forfeited amounts to reduce its matching contributions. As of December 31, 2009, the Plan had forfeitures available to offset future Plan Sponsors' matching contributions in the amount of $50,747.

Plan Investments: The Plan’s investments are held by Sterling in various mutual funds, Investors Capital Holding, Ltd. Common stock, and cash. Participants have the option to allocate their contributions in their individual accounts among various investment alternatives and to make transfers as specified in the Plan document. Participants may only re-allocate Plan Sponsors' contributions after they have been fully vested.

2. Significant Accounting Policies:

Accounting Standards Codification: During the year ended December 31, 2009, the Plan adopted the FASB Accounting Standards Codification (ASC). The ASC became the single official source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the Financial Accounting Standards Board (FASB), other than guidance issued by the Securities and Exchange Commission. The adoption of the ASC did not have a material impact on the Plan's financial statements. However, the adoption of the ASC changed the Plan's references to GAAP in its financial statements.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with GAAP.

Fair Value: The Plan follows ASC No. 820-10 [Prior Authoritative Guidance: Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements] (ASC 820-10), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash and Equivalents: The Plan considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Investment Valuation and Income Recognition: Investments in mutual funds and Plan Sponsor common stock are stated at fair value utilizing quoted market prices in active markets as of December 31, 2009 and 2008 are

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

2. Significant Accounting Policies (Continued):

classified within Level 1 of the fair value hierarchy. Loans to Participants are valued at their outstanding balances, which approximate fair value, and are classified within Level 2 of the fair value hierarchy. Interest and dividend income is recorded as earned. Purchases and sales of securities are reflected on a trade date basis.

The cumulative change in investment values at the beginning and end of each Plan year is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in value of investments and consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

2. Significant Accounting Policies (Continued):

Contributions: Contributions from the Plan Sponsors are accrued as of December 31, 2009 and 2008, based upon the contribution formula. Participant contributions are recorded in the period in which the Participants’ payroll deductions are made.

Payment of Benefits: Benefits are recorded when paid.

Expenses: Certain administrative expenses of the Plan are paid by the Plan Sponsors. All Participant related administrative expenses and fees for maintenance of individual loans and distributions are deducted from the Participant’s respective account.

Plan Exposure to Market and Credit Risk: The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect Participants’ account balances and the amounts reported in the accompanying financial statements.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Plan may differ from those estimates.

Subsequent Events: In May of 2009, the FASB issued ASC No. 855-10 [Prior Authoritative Guidance: SFAS No. 165, Subsequent Events] (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the date of the statement of net assets available for plan benefits, but before the financial statements are issued or available to be issued. This statement is effective for annual financial periods ending after June 15, 2009, and has been applied prospectively. In accordance with ASC 855-10, the Plan Sponsor has evaluated subsequent events spanning the period from December 31, 2009 through DATE OF MANAGEMENT REP LETTER, the latter representing the issuance date of these financial statements.

3. Excess Contributions Payable:

Contributions received from Participants for 2008 are net of payments of $37,637 made during 2009 to certain active Participants, which have been determined to be excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This excess contribution payable to the Participants is included in the Plan's statement of net assets available for plan benefits as excess contributions payable at December 31, 2008.

4. Party-in-Interest Transactions:

Certain Plan investments are managed by Sterling, trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $750 for the year ended December 31, 2009.

5. Tax Status:

The Internal Revenue Service has determined and informed the Plan Sponsors by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan and the related trust are currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan Sponsors are of the opinion that the Plan and the related trust were tax exempt as of and for the year ended December 31, 2009.

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

6. Plan Termination:

While it is the intention of the Plan Sponsors to continue the Plan indefinitely, the Plan Sponsors reserve the right to terminate or amend the Plan at any time subject to the provisions of ERISA. In the event of termination, the accounts of all Participants shall become fully vested and Plan assets shall be distributed in accordance with the terms of the Plan. The Plan Sponsors may elect to continue to have the Plan’s assets held by the trustee until such time as the Participants terminate their employment with the Plan Sponsors.

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

7. Investments:

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008, are summarized as follows:

	2009	2008
Participant Directed Mutual Funds:
First Eagle Global Fund A	$ 319,587
Third Avenue Value Fund	187,169
Vanguard Admiral Treasury Money Market	179,003
Vanguard Small Cap Growth Index	119,275
PIMCO Real Return A	102,492

Non-Participant Directed Common Stock:
Investors Capital Holdings, Ltd. Common Stock	353,287

Participant Directed Mutual Funds:
First Eagle Global Fund A		$ 253,656
Vanguard Admiral Treasury Money Market		173,177
Third Avenue Value Fund		123,455
PIMCO Real Return A		97,520

Non-Participant Directed Common Stock:
Investors Capital Holdings, Ltd. Common Stock		534,963

The Plan's investments held at Sterling (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $102,871.

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

8. Fair Value:

The following tables set forth, by level within the fair value hierarchy, the Plan investment assets at fair value, as of December 31, 2009 and 2008. As required by ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Investment Assets at Fair Value as of
		December 31, 2009
		Quoted Prices		Significant
		in Active Markets	Significant Other	Unobservable
		for Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Participant Directed
Investments at Fair Value:
Mutual Funds:
World Allocation Fund	$ 319,587	$ 319,587	$ -	$ -
Growth Funds	302,828	302,828	-	-
Bond Funds	237,009	237,009	-	-
World Stock Fund	187,169	187,169	-	-
Money Market Fund	179,003	179,003	-	-
Blend Funds	118,492	118,492	-	-
Moderate Allocation
Funds	98,442	98,442	-	-
Conservative Allocation
Fund	93,224	93,224	-	-
Real Estate Fund	8,069	8,069	-	-
Common Stock:
Financial Services	41,578	41,578	-	-
Non-Participant Directed Plan
Interest in Investors Capital
Holdings, Ltd.:
Common Stock:
Financial Services	353,287	353,287	-	-
Cash and Cash Equivalents	52,423	52,423	-	-
Loans to Participants	25,566	-	25,566	-
Total Investments
	$ 2,016,677	$ 1,991,111	$ 25,566	$ -

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

8. Fair Value (Continued):

		Investment Assets at Fair Value as of
		December 31, 2008
		Quoted Prices		Significant
		in Active Markets	Significant Other	Unobservable
		for Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Participant Directed
Investments at Fair Value:
Mutual Funds:
World Allocation Fund	$ 253,656	$ 253,656	$ -	$ -
Growth Funds	216,935	216,935	-	-
Bond Funds	204,872	204,872	-	-
Money Market Fund	173,177	173,177	-	-
World Stock Fund	123,455	123,455	-	-
Blend Funds	85,625	85,625	-	-
Conservative Allocation
Fund	82,727	82,727	-	-
Moderate Allocation
Fund	68,602	68,602	-	-
Real Estate Fund	3,328	3,328	-	-
Common Stock:
Financial Services	53,469	53,469	-	-
Non-Participant Directed Plan
Interest in Investors Capital
Holdings, Ltd.:
Common Stock:
Financial Services	534,963	534,963	-	-
Cash and Cash Equivalents	23,312	23,312	-	-
Loans to Participants	12,415	-	12,415	-
Total Investments
	$ 1,836,536	$ 1,824,121	$ 12,415	$ -

Notes to Financial Statements (Continued)	Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

9. Reconciliation of Financial Statements to Form 5500:

As of December 31, 2008, excess contributions payable in the amount of $37,637 have been excluded from the Plan‘s Form 5500 and included in the Plan‘s net assets available for plan benefits. There were no excess contributions payable as of December 31, 2009.

As of December 31, 2009, pending contributions, which represent contributions deposited into the Plan but not yet distributed to the individual Participant accounts, in the amount of $26,327 have been included as an other liability on the Plan's Form 5500 rather than addition to net assets. These deposits have been included as a Participant contribution in the Plan's statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net Assets Available for Plan Benefits, Per Financial Statements	$ 2,016,677	$ 1,811,974
Add: Excess Contributions Payable	-	37,637
Less: Revenue Sharing Interest Income	-	(937)
Less: 2009 Pending Contributions	(26,327)	-

Net Assets Available for Plan Benefits, Per Form 5500	$ 1,990,350	$ 1,848,674

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Net Increase in Net Assets Available for Plan Benefits, Per Financial Statements	$ 204,703
Less: 2008 Excess Contributions Payable	(37,637)
Add: 2008 Revenue Sharing Interest Income	937
Less: 2009 Pending Contributions	(26,327)

Net Increase in Net Assets Available for Plan Benefits, Per Form 5500	$ 141,676

Investors Capital Holdings, Ltd.
Schedule H, Line 4i Supplemental Schedule of Assets	401(k) Profit Sharing Plan
Held for Investment Purposes at End of Year	EIN#04-3284631/ Plan #001

Assets held by the Plan for investment purposes as of December 31, 2009, are summarized as follows:

(c)
		Maturity Date, Rate of Interest,		(e)
(a)	(b)	Collateral, Par or Maturity Value	(d)	Value

		Cash Equivalents:
*	Sterling	Sterling Cash Account	**	$ 26,327
	Vanguard	Vanguard Money Market Prime	**	19,296
*	Sterling	Cash and Equivalents	**	6,800

		Mutual Funds:
	First Eagle	First Eagle Global Fund A	**	319,587
	Third Avenue	Third Avenue Value Fund	**	187,169
	Vanguard	Vanguard Admiral Treasury Money Market	**	179,003
	Vanguard	Vanguard Small Cap Growth Index	**	119,275
	PIMCO	PIMCO Real Return A	**	102,492
	T. Rowe Price	T. Rowe Price Capital Appreciation	**	97,936
	Oppenheimer	Oppenheimer Strategic Income A	**	96,972
	Permanent	Permanent Portfolio Fund	**	93,224
	American Century	American Century Income Investor	**	60,807
	Oberweis	Oberweis Emerging Growth	**	54,546
	Gabell	Gabell Asset AAA Fund	**	53,772
	Baron	Baron Small Cap	**	44,181
	RS Investments	RS Partners A Fund	**	32,373
	Royce	Royce Total Return	**	32,347
	Luther King Capital	LKCM Small Cap Equity Instl Fund	**	24,019
	Templeton	Templeton Global Bond A Fund	**	20,628
	Loomis Sayles	Loomis Sayles Bond Fund	**	16,917
	Alpine	Alpine U.S Real Estate Equity Fund	**	8,069
	Northern Trust	Northern Income Equity	**	506

		Common Stock:
*	Investors Capital	Non-Participant Directed Plan Interest in
	Holdings, Ltd.	Investors Capital Holdings, Ltd. Common
		Stock	$ 305,167	353,287
*	Investors Capital	Participant Directed Investors Capital Holdings,
	Holdings, Ltd.	Ltd. Common Stock	**	41,578

*	Participants	Loans to Participants, with interest rates
		ranging from 4.25% to 9.25%, maturing
		through August 2014	**	25,566

				$ 2,016,677

(*)	Represents a party-in-interest to the Plan.
(**)	Cost information may be omitted for the participant-directed transactions under an individual account plan.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan

Date:  June 28,  2010                                                          By: ___________________________________________________

        Terry Erickson, Plan Administrator

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator
Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan

Lynnfield, Massachusetts

We hereby consent to the incorporation, by reference in the Registration Statements No. 333-43664 on Form S-8 of Investors Capital Holdings, Ltd., of our report dated June 28, 2010 with respect to the statements of net assets available for benefits of the Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedules as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Investors Capital Holding, Ltd. 401(k) Profit Sharing Plan.

/s/Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
June 28, 2010